PARAMOUNT ACQUISITION CORP.
787 7th Avenue, 48th Floor
New York, NY 10019

May 15, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  Ms. Raquel Howard

Re:	Paramount Acquisition Corp.
Item 4.01 Form 8-K, Filed May 4, 2007
File No. 0-51518

Ladies and Gentlemen:

This letter is in response to the comments contained in the letter dated May 8, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 8-K filed by Paramount Acquisition Corp. (“Paramount”) on May 4, 2007 (the “Item 4.01 Form 8-K”).  Further to the telephone conversation on May 14, 2007 between Ms. Raquel Howard and Paramount’s counsel, Andrew Muratore of Covington & Burling LLP, Paramount has filed today via EDGAR Amendment No. 1 to the Item 4.01 Form 8-K to incorporate revisions responsive to the Staff’s comments.

Paramount hereby acknowledges that:

•             it is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•             Paramount may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact Mr. Muratore directly at (212) 841-1061.

Very truly yours,

PARAMOUNT ACQUISITION CORP.

By:	/s/ J. JAY LOBELL
J. Jay Lobell
Chief Executive Officer